Mail Stop 4561

February 28, 2008

Ramesh Shah
Chairman of the Board
WNS North America Inc.
420 Lexington Avenue, Suite 2515
New York, NY 10170

>   **Re: WNS (Holdings) Limited**
>   **Form 20-F for the Fiscal Year Ended March 31, 2007**
>   **Filed June 26, 2007**
>   **Form 6-K filed February 8, 2008**
>   **File No. 1-32945**

Dear Mr. Shah:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2007

Item 5 – Operating and Financial Review and Prospects, page 35

General

1.   Item 5.D. of Form 20-F requires registrants to include in their Operating and Financial Review and Prospects disclosure a discussion of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have

a material effect on a company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See also SEC Release No. 33-6835. Please tell us what consideration you gave to including in this section a specific discussion of these factors.

Results of Operations, page 45

2.   We note your analysis of results of operations on both a consolidated and a segmental basis. Where you list more than one factor as contributing to a change in your results, please quantify the impact of each factor, where possible, to provide your readers with greater context for understanding your results.

3.   We note the discussion of your contracts on page 38. We note that most of your client contracts are for multiple years. We also note that while these contracts can typically be terminated by your clients with or without cause, you tend to have long-term relationships with your clients. In light of these statements, please tell us how you considered disclosing your backlog and analyzing changes in your backlog as part of providing context around changes in your revenues from year to year. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and advise us of your intentions, if any, to revise your MD&A disclosures.

4.   We read on page 8 that your profit margin is largely a function of your asset utilization, and one of the most significant components of your asset utilization is your seat utilization rate. In light of these statements, please tell us how you considered disclosing your asset utilization rate or your seat utilization rate and analyzing changes in these rates as part of providing context around changes in your profitability from year to year. In this regard, we note your disclosure of built up seats and used seats in your interim financial statements within your Form 6-K filed February 8, 2008. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. We further remind you that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, and advise us of your intentions, if any, to revise your MD&A disclosures.

5.   We note your analysis of segmental operating income on pages 49 and 50. Please consider providing your readers with better insight into the impact of segmental cost of revenues as opposed to segmental selling, general and administrative expenses when analyzing changes in your segmental operating income, particularly if these types of expenses experience differing trends. Please also disclose either here or in your segment footnote how centrally incurred costs such as selling, general and administrative expenses are allocated to your reportable segments, as we believe this provides your readers with important insight into your determination of segmental operating income. Refer to paragraph 31(b) of SFAS 131.

Liquidity and Capital Resources, page 52

6.   Please refer to your analysis of cash flows from operating activities. We remind you that you should analyze the underlying reasons for changes in your cash flows and explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Please refer to Section IV of our Release 33-8350 and tell us of your intentions, if any, to revise your disclosures accordingly.

Item 6 – Directors, Senior Management and Employees, page 54

7.   On page 57 of this section you disclose the aggregate compensation paid to your executive officers and directors during fiscal 2007, but you do not provide such information on an individual basis for your directors and members of your administrative, supervisory, or management bodies. See Item 6(B) of Form 20-F. Please tell us whether individual disclosure is required in your home country or has otherwise been made by you.

8.   We note that you have not provided the date of expiration of the current term of office for directors and members of your administrative, supervisory, or management bodies. See Item 6(C) of Form 20-F. On page 63 of this section you disclose that the term of office of your directors is divided into three classes, and disclose when the terms for each class expire, but you do not identify the directors included in each class. Please explain the current classification of your board.

Item 18 – Financial Statements

Note 11 – Share Based Compensation, page F-23

9.   We note your discussion of the general terms of your share-based incentive plans on page F-23 and have the following comments:

- Please tell us, and disclose to your readers, whether your plans specify if awards may be granted below fair market value, and whether you have granted awards below fair market value in any of the periods presented. In this regard, we note that you recognized stock compensation in 2006 and 2005 even though you were accounting for awards at that time under APB 25.

- Please also tell us, and briefly disclose to your readers, how you determined fair market value for each of the periods presented. In this regard, we note that your ADSs were not publicly traded before July 2006, so we assume that fair market value was determined by management in these periods.

10. We note your discussion of restricted shares units on page F-25. Please tell us how you considered the disclosure requirements of paragraph A240(b)(2) of SFAS 123R for these awards, and ensure that you provide all disclosures required by SFAS 123R.

Note 14 – Segments, page F-27

11. We note your disclosures concerning major customers on page F-28 and have the following comments:

- We note that you have two customers who accounted for more than 10% each of your total revenue during fiscal year 2007. It is unclear to us that your disclosure of customers who accounted for "more than 10%" satisfies the requirements of paragraph 39 of SFAS 131. In this regard, you should disclose the total amount of revenues from each such customer, or the percentage of total revenues from each such customer, similar to your disclosure for fiscal year 2006.

- Please tell us what percentage of your accounts receivable at March 31, 2007 was related to your two major customers who accounted for more than 10% each of your total revenue during fiscal year 2007. If this amount is 10% or more for either of your major customers, please consider disclosing this concentration to your investors as we believe this provides useful information.

Item 19 – Exhibits, page 99

12. You state on page 37 that AVIVA and Travelocity each represented more than 10% of your revenue in fiscal 2007. Please tell us whether you are substantially dependent on your contracts with these customers. If so, please tell us why you determined not to file these agreements as exhibits to your annual report. See Item 4(b)(ii) of the Instructions as to Exhibits for Form 20-F. A description in your annual report of the material terms of these agreements would also appear warranted. Please advise.

13.   You have not included as exhibits to your Form 20-F your management contracts or compensatory plans in which your directors or members of your administrative, supervisory, or management bodies participate. See Item 4(c) of Instructions as to Exhibits for Form 20-F. Please tell us whether public filing of these contracts is required in your home country or has otherwise been made by you.

Exhibits 12.1 and 12.2

14.   In identifying the certifying individual at the beginning of these certifications, you include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

15.   You make several references in paragraphs 2 and 4 of your certifications to your "annual report." In future filings, paragraphs 2 and 4 of your certifications should track the language of Item 12 of Instructions as to Exhibits for Form 20-F.

Form 6-K filed February 8, 2008

Financial Statements for the Nine Months Ended December 31, 2007

Note 4 – Stock-Based Compensation

16.   We note that your assumed volatility has significantly decreased during fiscal year 2008. However, based on your description of how you determine volatility, your methodology does not appear to have changed from March 31, 2007. Please tell us, and disclose in your upcoming March 31, 2008 Form 20-F, why your volatility has decreased so significantly.

Note 5 – Loss of Client

17.   We note your discussion of the loss of your client First Magnus Financial Corporation (FMFC) and have the following comments:

- We read that you recorded an impairment charge of $9,106 for the goodwill and $6,359 for the intangibles related to the acquisition of Trinity Partners. Please tell us, and clarify for your readers in your upcoming March 31, 2008 Form 20-F, whether this represents all of the goodwill and other intangible assets associated with the acquisition of Trinity Partners. If there is any goodwill or other intangible assets associated with this acquisition that were not impaired, please explain to us in detail how you determined such amounts were not impaired.

- We read that you recorded a provision for doubtful accounts of $1,398 for accounts receivable from FMFC for services rendered through June 2007, and that you have not recognized any revenue for services rendered after June 2007. Please tell us, and clarify for your readers in your upcoming March 31, 2008 Form 20-F, whether you have recorded a provision for doubtful accounts for all accounts receivable from FMFC. If there is any amount of accounts receivable from FMFC that you have not recorded a provision against, please explain to us in detail how you determined this was appropriate given that FMFC has declared bankruptcy.

- We note that FMFC is a US mortgage service company, and we note your discussion of the ongoing difficulties in the US mortgage industry. Based on your disclosures, it appears that you have other clients that are in the financial services industry. Please explain to us in detail, and disclose in your upcoming March 31, 2008 Form 20-F, how you have evaluated whether additional impairments of goodwill, other intangible assets, or accounts receivable are needed related to your financial services clients. We remind you that your MD&A analysis should address any known trends or uncertainties that have had or that you reasonably expect will have a material impact on your results or liquidity. Also tell us how you will consider the disclosure requirements of SOP 94-6 when preparing your upcoming March 31, 2008 Form 20-F.

Note 13 – Transfer of Delivery Center to AVIVA

18.   We note your discussion of the sale of your Sri Lanka facilities, contained within your subsidiary WNS CS, to AVIVA at the net asset value and have the following comments:

- Please tell us, and disclose in your upcoming March 31, 2008 Form 20-F, how you determined the net asset value of these operations.

- Please provide us with your analysis under SFAS 144 to support that you are not reflecting these operations as discontinued operations within your financial statements. In this regard, it appears that these operations may qualify as a component of an entity in accordance with paragraph 41 of SFAS 144. If these operations qualify as a component of an entity, your response should also address how you considered EITF 03-13.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief